Schedule 13G
Exhibit A
Identification and Classification of Members of Subsidiaries
Elf Aquitaine
Elf Aquitaine, a company organized under the laws of France, is a 99.5% held subsidiary of Total S.A. Elf Aquitaine is a holding company. The address of Elf Aquitaine’s principal business and office is 2, place de la Coupole, La Défense 6, 92400 Courbevoie, France.
Elf Aquitaine beneficially owns the following shares:

Amount beneficially owned:	178,476,473
Percent of class:	12.74%; percent of voting rights, 19.58%
Number of shares as to which such person has:

Sole power to vote:	178,476,473 (141,492,295 shares carry
double voting rights)
Shared power to vote:	-0-
Sole power to dispose of:	178,476,473
Shared power to dispose of:	-0-